Exhibit 99.1

Pre-Announcement of February 26, 2007

NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, JAPAN AND AUSTRALIA

Pre-Announcement of a Public Tender Offer

by

SCOR S.A., Puteaux, France

for all publicly held

Registered Shares of Converium Holding Ltd, Zug, with a nominal value of CHF 5 each

SCOR S.A., Puteaux, France (SCOR), intends to launch a public tender offer (the Offer) on or about April 2, 2007 in accordance with art. 22 et seq. of the Federal Act on Stock Exchanges and Securities Trading for all of the publicly held registered shares in Converium Holding Ltd, Zug (Converium) with a nominal value of CHF 5 each (each a Converium Share), subject to the restrictions set forth below.

Motivation for the combination

The combination of SCOR and Converium would create the fifth largest global reinsurer in terms of gross written premiums based on Standard & Poor's Global Reinsurance Highlights 2006 figures. It would create a powerful multi-line reinsurer covering all major markets. The highly-diversified network of services and talents with leading positions in life, property & casualty treaties, specialties and business solutions (facultatives) offered by the combined group would, together with its increased geographical diversification, improve the combined risk profile of SCOR and Converium, lead to more efficient capital management and a better quality and sustainability of earnings.

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Current situation

SCOR

SCOR is a French corporation (société anonyme), having its corporate seat in Puteaux, France. SCOR has recently announced its decision to carry out a conversion into a Societas Europaea (such conversion remaining subject to the approval of SCOR’s shareholders’ meeting). SCOR's ordinary shares with a nominal value of EUR 7.8769723 each (the SCOR Shares) are listed on Euronext Paris (Eurolist). In addition, SCOR American Depositary Shares are traded on the New York Stock Exchange.

SCOR is a reinsurance company with worldwide operations and France's leading reinsurer. The SCOR Group’s reinsurance activities comprise (i) life, conducted by its wholly-owned subsidiary SCOR Global Life, directly or through its various subsidiaries and branches, and (ii) non-life, coordinated through SCOR’s wholly-owned subsidiary SCOR Global P&C. In addition to its reinsurance activities, the SCOR Group also offers certain direct property and casualty insurance covers.

Current participation in Converium

Subsidiaries of SCOR currently hold 12,200,000 Converium Shares. In addition, SCOR has entered into share purchase agreements with Converium shareholders to purchase 36,120,350 additional Converium Shares in the aggregate. The closing of these agreements is subject to the receipt of the relevant insurance regulatory and antitrust approvals. The share purchase agreements are not linked to the Offer or conditioned upon its success.

Offer

Except as set forth below ("Offer Restrictions"), the Offer will be made for all publicly held Converium Shares.

The Offer will neither extend to Converium Shares held by Converium or its subsidiaries nor to American Depositary Shares.

Offer Price

SCOR intends to offer for each Converium Share 0.5 new SCOR Share with a nominal value of EUR 7.8769723 per share (each a New SCOR Share) and CHF 4 in cash (collectively, the Offer Price). Based on the closing price of the SCOR Shares on Euronext Paris (Eurolist) on February 16, 2007 (the trading day

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preceding the announcement of the above-mentioned share purchase agreements), the Offer Price values each Converium Share at CHF 21.11, and implies a premium of 20.2 % to the three months volume-weighted average price of the Converium Shares on the SWX Swiss Exchange.

For purposes of this calculation, the following currency exchange rate has been applied (closing price of February 16, 2007, EUR|CHF on Euronext Paris): EUR 1 = CHF 1.6212.

The Offer Price will be reduced by the gross amount of any dilutive effects in respect of the Converium Shares prior to the consummation of the Offer, including, but not limited to, dividend payments and other distributions of any kind, demergers, capital increases and the sale of treasury shares with an issuance price or sales price per share below the stock market price (but excluding the sale of treasury shares in connection with the exercise of options that have been issued prior to October 1, 2006 at the terms set out in such options at such date) and the purchase of treasury shares with a purchase price above the stock market price, the issuance of options, warrants, convertible securities and other rights of any kind to acquire Converium Shares and repayments of capital. Adjustments for dilutive effects will first be made by a reduction of the cash portion of the Offer Price by the gross amount of the dilutive effects. Such amount of a dilutive effect exceeding the cash portion of the Offer price will, if the Offer is upheld, lead to a reduction of the share portion of the Offer Price.

Fractions

Fractional entitlements to New SCOR Shares will not be delivered but pooled and the corresponding New SCOR Shares will be sold. The net proceeds of the sales will be converted from EUR to CHF at the then applicable exchange rate and distributed to the Converium shareholders with fractional entitlements on a pro rata basis.

Offer Period

It is expected that the Offer will be published on or about April 2, 2007. It is intended that the Offer will remain open for 30 trading days, i.e. from on or about April 18, 2007 until June 1, 2007, 4:00 p.m. CET (the Offer Period). SCOR reserves the right to extend the Offer Period to 40 trading days or – with the approval of the Swiss takeover board – beyond 40 trading days. If the Offer is successful, an additional acceptance period of 10 trading days for subsequent acceptance of the Offer will be available after the expiration of the (possibly extended) Offer Period.

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Conditions

The Offer is expected to be subject to the following conditions:

(a)

SCOR shall have received, until the end of the Offer Period, valid acceptances for Converium Shares representing, when combined with the Converium Shares that SCOR and its subsidiaries will own at the end of the Offer Period, at least 50.01 % of the share capital and of the voting rights issued at the end of the Offer Period or the issuance of which has been approved by the shareholders' meeting of Converium by the end of the Offer Period (including the share capital and voting rights that could be issued based on Converium's existing authorized and conditional share capitals, and taking into account any other dilution);

(b)

All waiting periods applicable to the acquisition of Converium by SCOR shall have expired or been terminated and all competent merger control authorities and all other competent regulatory authorities, including insurance authorities, shall have approved, and|or, as the case may be, not prohibited or objected to, the Offer and the acquisition of Converium by SCOR without them or their group companies being required to meet any condition or requirement that has a Material Adverse Effect. For purposes hereof, a Material Adverse Effect shall mean any matter or event (other than the sale of the Converium's North American operations) that, in the opinion of a reputed, independent accounting firm or investment bank appointed by SCOR, individually or together with other matters or events is suitable to cause, on a future consolidated financial statement of Converium group, a reduction of:

(i)

the consolidated earnings (or an increase of consolidated loss, as applicable) before interest and taxes (EBIT) of USD 11.6 million (corresponding to 10 % of the EBIT of Converium group in the financial year 2005 as per the consolidated annual report 2005 of Converium) or more; or

(ii)

the consolidated gross premiums written of USD 99.72 million (equal to 5 % of the gross premiums written of Converium group in the financial year 2005 as per the consolidated annual report 2005 of Converium) or more; or

(iii)	the consolidated shareholders’ equity of Converium of USD 189.8 million (equal to 10 % of the consolidated shareholders’ equity of

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Converium group as at September 30, 2006 as per the consolidated Q3/2006 report of Converium) or more;

(c)	No court or governmental authority shall have issued a decision or an order preventing, prohibiting or declaring illegal the consummation of the Offer;
(d)

The board of directors of Converium shall have resolved to register SCOR and its subsidiaries, respectively, as shareholders with voting rights with respect to all Converium Shares that SCOR and its subsidiaries have acquired or may acquire or, subject only to the Offer becoming unconditional, may acquire in the Offer;

(e)

Until the end of the Offer Period, no matters or events shall have occurred, and no matters or events shall have been disclosed by Converium or otherwise come to SCOR’s attention which have a Material Adverse Effect (as defined above);

(f)

The shareholders' meeting of Converium shall not have approved a dividend, sale, purchase or demerger in an amount of USD 189.8 million or more, nor a merger or an ordinary, authorized or conditional increase of the share capital of Converium. Since October 1, 2006, Converium has not undertaken to acquire or dispose of assets for a price or with a value of USD 189.8 million or more;

(g)	The approval of the SCOR shareholders’ meeting to issue or have issued the New SCOR Shares shall have been obtained;
(h)	The New SCOR Shares issued upon consummation of the Offer shall have been admitted to listing on Euronext Paris (Eurolist).

The above conditions shall be conditions precedent within the meaning of art. 13 para. 1 of the Ordinance of the Takeover Board on Public Takeover Offers (TOO). After the end of the (possibly extended) Offer Period, the conditions set out in (b), (c), (d), (f), (g) and (h) above shall be conditions subsequent within the meaning of art. 13 para. 4 TOO; provided that condition (g) shall be deemed not satisfied if the shareholders' meeting of SCOR to be convened to satisfy condition (g) does not approve the issuance of New SCOR Shares.

SCOR reserves the right to waive in whole or part any or all of the conditions set forth above. If conditions are neither satisfied nor waived by SCOR on or by the end of the Offer Period, SCOR has the right:

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(i)

to declare the Offer as being successful; however, in such case, SCOR shall be entitled to postpone the settlement of the Offer by no more than four months following the end of the additional acceptance period (or such longer period as may be approved by the Swiss takeover board), whereby the Offer lapses without further effect if the conditions subsequent set forth in (b), (c), (d), (f), (g) and (h) are neither fulfilled nor waived by SCOR, during these additional four months (or such longer period as may be approved by the Swiss takeover board); or

(ii)	to declare the Offer as having failed without further effect.

Offer Restrictions

General

Unless otherwise determined by SCOR and permitted by applicable laws and regulations, the Offer will not directly or indirectly be made in a country or a jurisdiction in which such Offer would be illegal or otherwise violate applicable law or regulations or which would require SCOR to change the terms or conditions of the Offer in any way, to submit an additional application or to perform additional actions in relation to any state, regulatory or legal authorities. It is not intended to extend the Offer to any such country or such jurisdiction or to persons in such country or jurisdiction. Documents relating to the Offer must neither be directly or indirectly distributed in such countries or jurisdictions nor be sent to such countries or jurisdictions. Such documents must not be used for the purpose of soliciting the purchase of securities of Converium by anyone from such countries or jurisdictions.

Notwithstanding the foregoing, SCOR reserves the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable laws and regulations. The availability of the Offer to persons not resident in Switzerland may be affected by the laws and regulations of the relevant jurisdiction. Persons who are not resident in Switzerland should inform themselves about and observe any applicable requirements.

U.S. Restrictions

The Offer will not be made in or into the United States of America and may only be accepted outside the United States. Accordingly, copies of this pre-announcement are not being made and should not be mailed or otherwise distributed or sent in, into or from the United States, and persons receiving this pre-announce

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ment (including custodians, nominees and trustees) must not distribute or send them into or from the United States. The Offer will not be extended to American Depositary Shares representing rights to receive Converium Shares. These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. SCOR will not register or offer its securities, or otherwise conduct the Offer, in the United States or to U.S. persons.

U.K. Restrictions

The materials relating to the Offer are to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). In the U.K., the materials relating to the Offer are not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which the materials relating to the Offer relate is available only to relevant persons and will be engaged in only with relevant persons.

Further Information

Detailed information on the Offer is expected to be published in the same media.

Identification

Securities	Securities Number	ISIN	Ticker Symbol
Converium Shares	001299771	CH0012997711	CHRN
SCOR Shares	001041198	FR0010411983	SCR

Further to a reverse stock-split on January 3, 2007, by which each 10 old SCOR shares with a nominal value of EUR 0.78769723 each (the Old SCOR Shares) have been exchanged for 1 new SCOR Share, a limited amount of Old SCOR Shares corresponding to fractional amounts remains listed on Euronext Paris (Eurolist) under ticker symbol "SCO" until July 3, 2007. On January 3, 2009, the Old SCOR Shares will be cancelled.

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Financial Advisors:

Tender Agent: